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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                     Horizon Financial Services Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   44041Q101
        _______________________________________________________________
                                (CUSIP Number)

R. Mathieson Duncan of
Duncan, Green, Brown, Langeness & Eckley
A Professional Corporation
400 Locust Street, Suite 380                          Telephone:  (515) 288-6440
Des Moines, Iowa 50309                                Facsimile:  (515) 288-6448
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 29, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 44041Q101                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      (a)  William A. Krause Revocable Trust (No. 42-1419757)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      (a)  William A. Krause Revocable Trust:   PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a)  William A. Krause Revocable Trust:  State of Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (a)  William A. Krause Revocable Trust:  86,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (a)  William A. Krause Revocable Trust:  -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (a)  William A. Krause Revocable Trust:  86,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a)  William A. Krause Revocable Trust:  -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      (a)  William A. Krause Revocable Trust:  86,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a)  William A Krause Revocable Trust:  9.83%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      (a)  William A. Krause Revocable Trust:  OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, (the "Shares") of Horizon Financial Services Corporation, a Delaware corporation (the "Issuer"). The Issuer's Shares are traded over the counter and are listed on the Market under the symbol "HZFS." The principal executive offices of the Issuer are located at 301 First Avenue East, Oskaloosa, Iowa

Item 2.   Identity and Background.
          -----------------------

          ((a) through (f)). This Statement is being filed by the William A. Krause Revocable Trust ("TRUST"). The TRUST is a Trust established by William A. Krause, an individual who resides in Des Moines, Iowa.

          The natural person reporting in this Schedule 13D is as follows:

                Name                      Business Address               Principal Occupation        Citizenship
          -------------------------------------------------------------------------------------------------------
          W.A. Krause                 4201 Westown Parkway            President and Treasurer of          USA
                                      West Des Moines, IA 50266       Krause Gentle Corporation
          =======================================================================================================

          During the past five years the TRUST has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Funds for the TRUST's purchase of the Shares reported on the Schedule 13D were provided from the personal funds of the TRUST.

Item 4.   Purpose of Transportation.
          -------------------------

          Item 4 is hereby amended and supplemented by adding the following thereto:

          (a) As reported in their original Schedule 13D, the Trust acquired the Shares as an investment because the Trust believed the shares represented an attractive investment opportunity at that time.

               The Trust has made the decision to attempt to acquire the entire equity interest in, and control of, the Issuer. The Trust has been negotiating with the Board of Directors of the Issuer for the purpose of having the Board of Directors of the Issuer recommend to the stockholders of the Issuer that any and all outstanding shares of the Issuer be sold to the Trust. To date Issuer has expressed that it has no interest in any offer that would be made by the Trust for the purchase of any and all outstanding shares of the Issuer.

          (b) Following acquisition of control, the Trust may cause the Issuer to engage in a merger or other type of transactions with Liberty Banshares, Inc., Arnolds Park, Iowa ("Liberty"). The number of shares to be issued in connection with each of these transactions has not been determined. To date, there have been no letters of intent or other agreements entered into between the Trust and Liberty.

          (c) The Trust has no plans to sell or transfer a material amount of assets of Issuer.

          (d) Once sufficient shares of Issuer have been acquired in order to obtain control, the Trust intends to replace the current officers and board of directors of the Issuer.

          (e)  None.

          (f)  None.

          (g)  None.

          (h)  None.

          (i)  None.

          (j)  None, except as described above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) As of the date of this Schedule 13D, the TRUST owned directly 86,500 Shares, representing 9.83% of the class outstanding.

          (b) The TRUST has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. The Reporting Persons retain the absolute right to vote and dispose of its Shares as it individually determines.

          (c) The following table describes any transactions in the Shares effected during the past 60 days, all of which, except as noted, were affected in the open market:

               Share Transactions Effected by the TRUST.
               ----------------------------------------

                     Date of             Number                Purchase
                    Purchase             Shares               Price per
                                       Purchased                Share
               -----------------------------------------------------------
                   02-18-98              5,000                 $ 14.60
                   02-19-98              5,000                 $ 14.90
                   02-20-98             25,000                 $ 14.90
                   02-20-98              7,500                 $ 14.90
                   05-20-98             20,000                 $16.125
                   06-01-98             13,000                 $ 16.50
                                     ------------
                   06-09-98             11,000                 $ 16.78
                                     ------------
                    TOTAL               86,500
               ===========================================================

          (d) No person other than the TRUST has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the TRUST.

          (e)  [Not applicable.]

Item 6.   Contracts, Arrangements, Understanding, or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Except as described in the Statement, the TRUST has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                   The William A. Krause Revocable Trust



Dated:    June 30, 1999       By: ________________________________________
          -------------           WILLIAM A. KRAUSE, Trustee